Exhibit (d)(29)(ii)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Sub-Advisory Agreement effective October 1, 2022 (“Amendment No. 1”) between Equitable Investment Management Group, LLC, a Delaware limited liability company (“EIM” or “Adviser”), and Goldman Sachs Asset Management, L.P., a Delaware limited partnership (“Goldman Sachs” or “Sub-Adviser”).

WHEREAS, EIM and the Sub-Adviser have agreed to amend the Investment Sub-Advisory Agreement to modify the fee payable to the Sub-Adviser for investment advisory and other services the Sub-Adviser provides to the EQ/Goldman Sachs Moderate Growth Allocation Portfolio and EQ/Goldman Sachs Growth Allocation Portfolio (the “Allocation Portfolios”);

NOW, THEREFORE, EIM and Goldman Sachs agree to modify the Investment Sub-Advisory Agreement dated as of July 16, 2020 (“Agreement”) as follows:

1.

Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which Goldman Sachs is appointed as the Sub-Adviser and the fee payable to the Sub-Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

2.	Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

EQUITABLE INVESTMENT MANAGEMENT GROUP, LLC		GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Kenneth Kozlowski	By:	/s/ Marci Green
	Kenneth Kozlowski		Name: Marci Green
	Director, Executive Vice President and Chief Investment Officer		Title: Managing Director

APPENDIX A

TO AMENDMENT NO. 1 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

The Adviser shall pay the Sub-Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolio(s)	Annual Sub-Advisory Fee Rate

Allocation Portfolios which shall consist of the EQ/Goldman Sachs Moderate Growth Allocation Portfolio and Other Portfolios^ identified directly below (collectively referred to as “Allocation Portfolios”):

EQ/Goldman Sachs Growth Allocation Portfolio

0.25% of the Allocation Portfolios’ average daily net assets up to and including $1 billion; and 0.23% of the Allocation Portfolios’ average daily net assets in excess of $1 billion*

EQ/Goldman Sachs Mid Cap Value Portfolio	0.40% of the Portfolio’s average daily net assets up to and including $200 million; and 0.38% of the Portfolio’s average daily net assets in excess of $200 million**

^

Other Portfolios are other registered investment companies (or series or portions thereof) that are advised by the Adviser and sub-advised by the Sub-Adviser, which are classified as “Allocation Portfolios”

*

The daily sub-advisory fee for the Allocation Portfolios is calculated by multiplying the aggregate net assets of the Allocation Portfolios at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily sub-advisory fee applicable to each Portfolio is the portion of the daily sub-advisory fee for the related portfolios that is equal to the Portfolio’s net assets relative to the aggregate net assets of the related portfolios, including the Portfolio, used in the fee calculation for that day.

**

The daily sub-advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.